UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2022

Commission File Number: 001-39601

MINISO Group Holding Limited
25F, Heye Plaza, No.486, Kangwang Middle Road
Liwan District, Guangzhou 510140, Guangdong Province
The People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒      Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MINISO Group Holding Limited
By: /s/ Saiyin Zhang
Name: Saiyin Zhang
Title: Director and Chief Financial Officer
Date: March 31, 2022
[Signature Page to Form 6-K]

Exhibit Index
Exhibit 99.1 — MINISO Group Holding Limited Supplemental and Updated Disclosures